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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2007

                         Commission File Number 1-33430

                    QIAO XING MOBILE COMMUNICATION CO., LTD.

                                10/F CEC Building
                           6 Zhongguancan South Street
                                 Beijing 100086
                           People's Republic of China
                    (Address of Principal Executive Offices)

                      (Indicate by check mark whether the
                  registrant files or will file annual reports
                     under cover of Form 20-F or Form 40-F.)
                           Form 20-F |X| Form 40-F |_|

                  (Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(1).)
                                 Yes |_| No |X|

                  (Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                        permitted by Regulation S-T Rule
                                   101(b)(7).)
                                 Yes |_| No |X|

                (Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
     pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                                 Yes |_| No |X|

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

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Qiao Xing Mobile Communication Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K:

99.1:     Press release, dated August 16, 2007.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Qiao Xing Mobile Communication Co., Ltd.




                                   By:    /s/ Kok Seong Tan
                                          --------------------------------------
                                          Name:     Kok Seong Tan
                                          Title:    Chief Financial Officer

Date: August 16, 2007

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                                  EXHIBIT INDEX

Exhibit       Description
-------       -----------

99.1:         Press release, dated August 16, 2007.